Exhibit 99.1

Fuwei Fims (Holdings) Co., Ltd.

(the “Company”)

Pursuant to Article 60 of the Company’s Articles of Association, NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Members of the Company (the “Meeting”) will be held at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China on December 5, 2016 at 9:00 a.m. (Beijing Time) the Meeting for the purposes of considering the following proposals:

ORDINARY RESOLUTIONS

CONSOLIDATION OF SHARES

(1)	RESOLVED THAT with effect from December 5, 2016, the consolidation of the share capital of the Company in which every four (4) issued and unissued common shares, par value US$0.129752 per share, of the Company be consolidated into one common share, par value US$0.519008 per share, of the Company (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company be US$2,595,040 divided into 5,000,000 common shares, par value US$0.519008 per share, of the Company;

(2)	FURTHER RESOLVED THAT any officer or officers of the Company be, and each of them hereby is, authorized and empowered, in the name and on behalf of the Company, to execute and file notification of the Share Consolidation with the Registrar of Companies in the Cayman Islands.

Dated this 23rd day of November 2016

/s/ Zengyong Wang
Zengyong Wang

for and on behalf of the
board of directors of the Company